UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                              THE KOREA FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    500634100
                                 (CUSIP Number)

                                 Michael Pradko
                        Harvard Management Company, Inc.
                               600 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 523-4400

                                 with a copy to:

                              Theodore Altman, Esq.
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          NEW YORK, NEW YORK 10020-1104

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  MARCH 3, 2004
           (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

----------------------                                      --------------------
CUSIP No. 500634100       SCHEDULE 13D AMENDMENT NO. 3         Page 2 of 4 Pages
----------------------                                      --------------------
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   1   NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

       President and Fellows of Harvard College

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)    |_|
                                                                   (b)    |_|

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS

       WC
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   5   CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
       2(d) or 2(e) |_|

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts
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    NUMBER OF SHARES       7    SOLE VOTING POWER
      BENEFICIALLY
                                9,924,971
                         -------------------------------------------------------
     OWNED BY EACH         8    SHARED VOTING POWER
 REPORTING PERSON WITH
                                0
                         -------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                9,924,971
                         -------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0

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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,924,971
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   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

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   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.2%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON

       EP
--------------------------------------------------------------------------------

     This third amendment (the "Third Amendment") amends and supplements the statement on Schedule 13D, as amended by Amendments No. 1 and No. 2 (the "Schedule"), previously filed with the Securities and Exchange Commission on December 15, 2003 by the President and Fellows of Harvard College ("Harvard"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of The Korea Fund, Inc., a Maryland corporation (the "Issuer").


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) Harvard is the beneficial owner of 9,924,971 shares of Common Stock (approximately 22.2% of the shares of the Issuer's issued and outstanding Common Stock based on information provided in the Issuer's Schedule 14A filed with the SEC on September 4, 2003 and information provided in Amendment No. 3 to the Issuer's Tender Offer Statement filed with the SEC on February 27, 2004).

     (c) On March 3, 2004 Harvard sold 1,888,429 shares of Common Stock, at a price of $21.91 per share, to the Issuer in response to the Issuer's January 23, 2004 tender offer. Except as set forth in the previous sentence, there have been no transactions by Harvard in shares of the Common Stock since sixty days prior to March 3, 2004.

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2004               PRESIDENT AND FELLOWS OF HARVARD COLLEGE



                                     By: /s/ Michael S. Pradko
                                         ----------------------------
                                         Name: Michael S. Pradko
                                         Title:  Authorized Signatory